UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2025

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-5, Otemachi 1-chome

Chiyoda-ku, Tokyo 100-8176

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE INTO THE PROSPECTUS FORMING A PART OF MIZUHO FINANCIAL GROUP, INC.’S REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-266555) AND TO BE A PART OF SUCH PROSPECTUS FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 15, 2025

Mizuho Financial Group, Inc.

By:	/s/ Takefumi Yonezawa
Name:	Takefumi Yonezawa
Title:	Senior Managing Executive Officer / Group CFO

This document has been translated from the Japanese original for reference purposes only. In the event of any discrepancy between this translated document and the Japanese original, the original shall prevail. Mizuho Financial Group, Inc. assumes no responsibility for this translation or for direct, indirect or any other forms of damages arising from the translation.

May 15, 2025

Company: Mizuho Financial Group, Inc. Representative: Masahiro Kihara, President & Group CEO Head Office: 1-5-5 Otemachi, Chiyoda-ku, Tokyo Stock code: 8411 (Tokyo Stock Exchange Prime Market)

Opinion of Mizuho’s Board of Directors on Shareholder Proposals

Regarding the agenda of the 23rd Ordinary General Meeting of Shareholders scheduled to be held on June 24, 2025, Mizuho Financial Group, Inc. (President & CEO: Masahiro Kihara) has received a document stating shareholders’ intentions to exercise their proposal rights. Mizuho hereby announces that at its Board of Directors meeting held today, it has resolved to oppose the shareholder proposals.

1.	Proposing Shareholders

Joint proposals by three shareholders

* As some of the proposing shareholders are individuals, the names are withheld.

2.	The Shareholder Proposals

Please refer to the Appendix.

3.	Opinion of the Board of Directors on the Shareholder Proposals and the Reasons therefor

(1)	Proposal 1 Partial amendment to the Articles of Incorporation (Disclosure of financial risk audit by Audit & Supervisory Board)

The Board of Directors opposes this proposal.

We recognize the worsening impact of climate change and other material factors as top risks, and, as stated in the Annual Securities Report and other materials, we identify, control and appropriately respond to risks, as well as various risk events, under a comprehensive risk management framework. Further, we have a system in place where the status of initiatives under such framework is discussed by the Risk Committee, which is comprised of external experts and others, and supervised by the Board of Directors and the Audit Committee based on such discussions.

The Audit Committee monitors the establishment and management of the internal control system (regarding matters such as risk management, compliance and internal auditing) of the Mizuho group, audits the legality and appropriateness of the execution of duties by directors and executive officers (as defined in the Companies Act), and clearly states in the Audit Report the methods and content of audits as well as the audit results in accordance with laws and regulations.

Given the wide scope of the matters audited by the Audit Committee, the Board of Directors is of the opinion that it would be inappropriate for the Audit Report to be required to always include information regarding specific areas of risk management, or for the Articles of Incorporation, which should contain provisions on corporate organs and other basic items, to contain provisions requiring the same.

Supplementary explanations of the opinion of the Board of Directors of Mizuho Financial Group are as described below.

1.	Risk management and governance system

Mizuho Financial Group introduced a risk appetite framework (RAF) from the perspective of enhancing corporate value by integrating the business strategy, finance strategy and risk management operations. Further, we classified the risks by risk factors, into risk categories such as Credit risks, Market risks and Operational risks, and we manage each risk according to its characteristics. In addition, we have established a comprehensive risk management framework, which ascertains and evaluates all risks, and limits risks.

In addition, we have a top risk management system in place that designates as top risks those risks perceived to have a major impact on the group. Included as the current top risks are, among others, Worsening impact of climate change and insufficient environmental measures and Improper acts and omissions by executive officers or employees. The designated top risks are applied towards enhancement of risk control and governance, through review of preventive measures and follow-up actions for enhancing our risk controls and reflection in the fiscal year plan and the like.

The governance structure of Mizuho Financial Group is as shown in the table below. The Board of Directors determines basic matters and other matters concerning risk management, and together with the Audit Committee supervises the status of performance of duties by directors and executive officers (as defined in the Companies Act). In addition, the Risk Committee, which is an advisory board to the Board of Directors, has been established to provide proposals to the Board of Directors through in-depth discussions concerning risk governance regarding matters such as sustainability initiatives, and we have established a system that enables us to perform appropriate supervisory functions by leveraging the expertise of external experts.

<Major topics of the Risk Committee in FY2024>

1. Selection of top risks

2. Operational status of the risk appetite framework

3. Status of comprehensive risk management

4. Status of sustainability initiatives

2.	Status of audits by the Audit Committee

The Audit Committee has established “Audit Policies of the Audit Committee” to audit and report on the performance of duties by directors and executive officers (as defined in the Companies Act), the status of the establishment and operation of the structure for ensuring appropriate conduct of operations (the “Internal Control System”), and the appropriateness of the methods of the audit by the Independent Auditors and the results thereof. Based on an annual audit plan, the Audit Committee conducts audits to ensure the legality and appropriateness of operations.

Priority audit themes in the audit plan for the fiscal year 2024:

1.	Monitoring of business plans

•	Progress of important strategies

•	Flexible responses to environmental changes

2.	Reform of corporate culture

•	Dissemination of corporate philosophy

•	Customer-oriented business operations

3.	Business operation foundation supporting growth

•	Global governance

•	IT governance and cybersecurity

•	Compliance

•	Internal audits

4.	Financial results and disclosures

•	Internal controls over financial reporting

The Audit Committee closely cooperates with internal control departments (including the Internal Audit Group, the Compliance Group, the Risk Management Group and the Financial Control & Accounting Group), the members of the Audit and Supervisory Committee and the corporate auditors of core group companies and the Independent Auditor to confirm matters such as the effectiveness of the Internal Control System and the progress of key strategies in the executive departments and thereby strives to conduct effective audit activities. For more information, please see the Annual Securities Report.

3.	Audit Report

As stated above, the scope of the matters audited by the Audit Committee is extensive, and the methods and content of audits as well as the audit results are clearly stated in the Audit Report in accordance with laws and regulations. If the Audit Committee identifies in an audit any significant inadequacies or other issues that require special attention during the audit, it is necessary for the Audit Committee to consider including its opinion regarding such issues in the Audit Report. However, the Board of Directors is of the opinion that it would be inappropriate for information regarding specific areas of risk management to always be stated in the Audit Report, as called for by this proposal, even in cases where the Audit Committee determines that directors and executive officers (as defined in the Companies Act) properly executed their duties regarding the Internal Control System.

Further, the Board of Directors is also of the opinion that it would also be inappropriate to stipulate in the Articles of Incorporation, which should contain provisions on corporate organs and other basic items, that the aforementioned information is to be disclosed in the Audit Report.

(Reference)

The aforementioned initiatives are disclosed in the following material:

	Name of material	URL

1	Integrated Report	https://www.mizuhogroup.com/investors/financial-information/annual

2	Annual Securities Report	https://www.mizuho-fg.co.jp/investors/financial/report/index.html (in Japanese only)

(2)	Proposal 2 Partial amendment to the Articles of Incorporation (Disclosure of assessment of clients’ climate change transition plans)

The Board of Directors opposes this proposal.

We are implementing the suggestions of this proposal and disclose the suggested information as follows.

We evaluate and disclose our clients’ status of responses to transition risks in transition risk sectors based on criteria including “Target and performance are consistent with the 1.5 degree-aligned pathway.”

We engage with our clients upon taking the evaluation into account, and we carefully consider transactions in the event that the client has not formulated a transition strategy even after a certain period of time following the first engagement.

We appropriately manage financial risks by assessing such risks across the entire portfolio through scenario analysis, considering climate-related risks in our credit assessment of clients, and taking other measures.

On the other hand, our role as a financial institution is fulfilled by supporting our clients upon taking into account the transition pathways that differ by region and industry, and making decisions on how to respond to clients based solely on alignment with the 1.5°C target may interfere with the steady transition of our clients and ultimately damage our corporate value.

In addition, prescribing provisions pertaining to individual business execution in the Articles of Incorporation, as called for by this proposal, may hinder our ability to respond flexibly and promptly. Accordingly, the Board of Directors is of the opinion that doing so would be inappropriate.

Supplementary explanations of the opinion of the Board of Directors of Mizuho Financial Group are as described below.

1.	Addressing climate change

In the “Environmental Policy,” we position climate change as one of the most material issues with regard to our management strategy, and have clarified our stance to address climate change. To put this into practice, we have developed “Mizuho’s Approach to Achieving Net Zero by 2050,” which outlines our aims and actions to achieve a decarbonized society by 2050 by pursuing efforts to limit the temperature increase within 1.5°C, and are promoting our initiatives to address climate change in an integrated manner, from the perspectives of facilitating transitions in the real economy, capturing business opportunities and enhancing risk management.

<Outline of Mizuho’s Approach to Achieving Net Zero by 2050>

2.	Mizuho’s approach to realizing a decarbonized society

We have developed the “Grand Design” for the ideal Japanese industrial structure in 2050. While aiming for the Grand Design, we will not only support steady corporate transitions in the short term but also promote technological innovation and business model transformation. Our goal is to envision the future together from a medium- to long-term perspective, thereby contributing to enhancing our clients’ corporate value and expanding their businesses.

3.	Climate-related risk management

Based on the “Basic Policy for Climate-related Risk Management,” we associate climate-related risks with individual risk categories, such as credit risk and market risk, and identify critical climate-related risks in the execution of our business plans. In this way, we control risks in line with the characteristics of each risk category and our business strategies. Through this framework, we assess our clients’ transition plans and financial risk management referred to in this proposal, and disclose such information in the “Climate & Nature-related Report” as well as through other means.

(1)	Risk control framework for carbon-related sectors

We control risks through engagement for the purposes of both supporting client transitions and controlling our transition risk in sectors identified in qualitative evaluations to have high transition risks (carbon-related sectors), and disclose the details of such measures. We evaluate the degree of risk for each client along two axes: the client’s sector and the status of the client’s responses to transition risks. From these evaluations, we provide appropriate support for the client’s transition.

In the fiscal year 2024, we added “Certain GHG emission reductions have been achieved relative to targets” and “Target and performance are consistent with the 1.5 degree-aligned pathway” to the criteria for evaluating “status of responses to transition risks.”

<Risk Control Framework for Carbon-Related Sectors>

(2)	Exposure control in high-risk areas

For high-risk areas identified with our two-axis risk evaluations, we control risks on the basis of the following exposure control policy.

•  We pursue greater engagement with clients to support them in formulating effective strategies for transition risks, in disclosing their progress and in embarking at an early stage on business structural transformations in order to move into a lower risk sector.

•  In order to facilitate a client’s business structural transformations, we provide necessary transition support after verifying that the client has fulfilled the conditions in line with international standards under the “transition support framework.”

•  We carefully consider transactions in the event that the client is not willing to address transition risks and has not formulated a transition strategy eveno one year after our initial engagement.

•  In the ways described above, we reduce our exposure over the medium to long term.

(3)

Understanding of financial impact and credit risk evaluation through scenario analysis We conduct scenario analyses for both transition risks and physical risks in order to understand the future impact of climate change on our portfolio. The analyses use several NGFS scenarios, including the 1.5°C scenario, to increase the flexibility of plans and the resilience of strategies in anticipation of various future climate change-related outcomes, and the results of such analyses are disclosed in the “Climate & Nature-related Report.” For the evaluation of the credit risk of each client, we have also established a framework to reflect climate-related risks in the qualitative evaluation along with other risk factors when such climate-related risks affect the individual credit risk.

As stated above, we manage climate-related risks appropriately through measures such as evaluating clients’ transition plans and scenario analysis. This proposal requires that the evaluation method for clients’ transition plans and measures which are to be taken after the evaluation be based on the evaluation criteria of the alignment with the 1.5°C target and that stipulations pertaining to specific and individual business execution be inserted into the Articles of Incorporation.

As stated in “Mizuho’s Approach to Achieving Net Zero by 2050,” we recognize that the role of financial institutions is to support clients’ transitions based on the transition pathway to net zero that differs by region and industry. Evaluating clients and determining whether to continue business with them solely based on the evaluation criteria of their alignment with the 1.5°C target may hinder clients’ transition efforts, which in turn could delay the transition of the real economy and ultimately damage our corporate value.

We will continue to enhance our approaches, taking into account rapidly changing circumstances and the discussions between our business execution and supervisory lines, in response to climate change and various environmental and social issues. However, as amendment to the Articles of Incorporation requires a special resolution at a general meeting of shareholders, should this proposal be adopted, it may hinder our ability to respond flexibly and promptly.

(Appendix)

The Shareholder Proposal

(The following “Details of the proposal” and “Reasons for the proposal” are an English translation of the original text described in a form submitted by the shareholders.)

Proposal 1

Partial amendment to the Articles of Incorporation (Disclosure of financial risk audit by Audit & Supervisory Board)

1.	Details of the proposal

The following clause shall be added to the Articles of Incorporation:

Chapter VI	: “Nominating committee, Audit committee and Remuneration committee”

Clause 42	: Disclosure of financial risk audit by Audit committee assessment

Noting the Company’s increasing acute and systemic financial risks due to material issues such as malfeasance and climate change, and the duties of the audit committee to oversee the effectiveness of directors as well as executive officers, in order to enhance long-term value, the Company shall disclose the following in the Audit Report:

(i)

the audit committee’s assessment of the appropriateness of our company’s strategy, policies and processes to mitigate financial risks associated with identified material issues (including, the appropriateness of the process and results of reviewing the financial risks to which our company may be exposed, both when risk management is properly implemented and when it is inadequate) and the reasons of the assessment; and,

(ii)	the framework, including the criteria for the assessment, for auditing the oversight of the Company’s risk controls with respect to identified material issues.

2.	Reasons for the proposal

This proposal requests the Company disclose the necessary information in the Audit Report for shareholders to determine whether the Directors of the Company are effectively monitoring risk.

Shareholders are unable to assess whether the board and its current processes are adequately monitoring the management’s use of risk controls. Given previous cases of malfeasance in the banking sector in Japan, shareholders have legitimate concerns over the effectiveness of the current board oversight system. This doubt extends to whether the oversight system for other material risks (such as climate-related financial risks) is effective.

The audit committee’s report for FY2023 identified no issues with the oversight by the Directors, for example. However, shareholders are not advised of the basis of such an assessment. The audit committee of the Company should disclose the basis of its conclusion, given that they are accountable under the Companies Act and the Corporate Governance Code to the shareholders.

This proposal would improve the corporate governance of the Company and lead to the enhancement of mid- to long-term corporate value. It would benefit all shareholders, including the shareholders who are not given access to the Directors.

(Appendix)

The Shareholder Proposal

(The following “Details of the proposal” and “Reasons for the proposal” are an English translation of the original text described in a form submitted by the shareholders, excluding any shareholder notes included therein.)

Proposal 2

Partial amendment to the Articles of Incorporation (Disclosure of assessment of clients’ climate change transition plans)

1.	Details of the proposal

The following clause shall be added to the Articles of Incorporation:

Chapter	: “Climate-related risk management”

Clause	: Transition Plan (Disclosure of assessment of clients’ climate change transition plans)

Noting the Company’s exposure to material climate-related financial risks, the Company shall disclose:

(i)	how the Company will assess high-emitting clients’ climate change transition plans for credible alignment with the 1.5°C goal of the Paris Agreement ;

(ii)	the consequences of clients not producing credible Paris-aligned transition plans, including the restriction of new finance ; and

(iii)	an assessment of the financial risk to the Company of clients not having credible Paris-aligned transition plans.

2.	Reasons for the proposal

The Company recognizes climate change as a “top risk”, has committed to net zero by 2050, has set a “risk control policy for carbon-intensive sectors”, and claims to verify whether clients in these sectors have valid targets and appropriate transition strategies “in line with international standards” .

However, the Company does not demonstrate how these various policies, frameworks and controls meaningfully influence the provision of services to high-emitting clients. Furthermore, the policy does not impose a deadline for clients in high-emitting sectors to present credible transition plans that are aligned with the Paris Agreement’s 1.5°C goal, nor does it impose conditions on funding to encourage clients’ transitions. Instead, the company continues to provide significant financial support to high-emitting clients that do not have credible transition plans.